Exhibit 3

December 16, 2010	PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto-Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215
www.pwc.com/ca

To:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
We refer to the short form prospectus of Denison Mines Corp. (the Company) dated December 16, 2010 relating to the qualification for distribution of 25,000,000 common shares of the Company upon the exercise or deemed exercise of 25,000,000 special warrants and 1,400,000 common shares of the Company issuable upon the exercise or deemed exercise of 1,400,000 flow-through special warrants.
We consent to the incorporation by reference, in the above-mentioned short form prospectus of our report dated March 11, 2010 to the shareholders of the Company relating to the Company’s financial statements comprised of the consolidated balance sheets of the Company as at December 31, 2009 and 2008 and the related consolidated statements of operations, shareholders’ equity and comprehensive loss and cash flows for the years then ended and the effectiveness of internal control over financial reporting as at December 31, 2009.
We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.
This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.
(Signed) “PricewaterhouseCoopers LLP”
Chartered Accountants, Licensed Public Accountants
“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.